

June 6, 2013

Via E-mail
Paul R. Risinger
Chief Executive Officer
VHGI Holdings, Inc.
777 Main Street, Suite 3100
Fort Worth, TX 76102

> **Re:** **VHGI Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 8-K/A filed May 3, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **File No. 000-17520**

Dear Mr. Risinger:

We issued comments to you on the above captioned filings on August 30, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 20, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact David Edgar, Staff Accountant, at 202-551-3459 if you have any questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant